SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         Issuer Tender Offer Statement


     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                       LINCOLN INTERNATIONAL CORPORATION

                         Filed by Lee Sisney, President



                              No-Par Common Stock


                         Commission File Number 0-0767


                     Address Notices and Correspondence to:

                                 Ronda S. Paul
                              408 W. Sixth Street
                           Lexington, Kentucky 40508

                                 (859) 255-9388


ITEM 1.  Security and Issuer.

Lincoln International Corporation
2300 Greene Way, Suite 201
Louisville, Kentucky 40220

(a) The purchase involved in this transaction will be fractional shares created by a reverse split of the no-par common stock (the only class of securities presently outstanding), in a ratio or 3 old shares for 1 new share. There are presently 8,787 shares of the common stock issued and outstanding. The number of old shares to be so purchased is not readily ascertainable because holders of scrip representing fractional new shares will have the option of either receiving payment of $120 per old share represented by the scrip or paying $120 per share for whatever number of old shares (either 1 or 2) are necessary to acquire a new share when combined with the scrip.

(b) The stock of Lincoln International Corporation is not listed on an exchange and is not actively traded. The range of high and low bid prices for the past eight quarters is:


               Third Quarter (2000)                   140                  140

               Fourth Quarter (2000)                  140                  140

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               First Quarter (2001)                   160                  160

               Second Quarter (2001)                  160                  160

               Third Quarter (2001)                   120                  120

               Fourth Quarter (2001)                  120                  120

               First Quarter (2002)                   120                  120

               Second Quarter (2002)                  160                  150


Note: During the past year--the top four lines of the above high and low bid prices-- only twenty (20) shares of Lincoln International Stock have traded and ten (10) of those trades occurred at a price of $120 per share.

(c)         This filing is being made by the Issuer.


ITEM 2.  Source and Amount of Funds or Other Consideration.

(a) The total amount of money to be expended is not readily ascertainable but even if all scrip representing fractional shares is surrendered for payment of the fair market value of $120 per share, the amount would be less than $50,000, which could be funded internally.

(b)         No borrowings are contemplated to finance this purchase.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

The purpose of this transaction is to make the Issuer's common stock eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act and to suspend the Issuer's obligation to file reports pursuant to
Section 15(d) of the Act.


ITEM 4.  Interest in Securities of the Issuer.

There have been no transactions in the common stock by the issuer, the person filing this report, or by any person described in Instruction C of this schedule or by any associate or subsidiary of such person, including any executive officer or director of any such subsidiary.

ITEM 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.


There are no contracts, arrangements, understandings or relationships relating directly or indirectly to this tender offer.

ITEM 6.  Persons Retained, Employed or to Be Compensated.


There will be no persons employed, retained or to be compensated to make solicitations or recommendations in connection with the tender offer. Mr. Lee Sisney (President) will answer any questions posed to him with regard to the transaction without making a recommendation to the shareholder.

ITEM 7.  Financial Information.

This financial information is not material to this transaction.

ITEM 8.  Additional Information.

There is no additional information which would be material to the security holder' decision.

ITEM 9.  Material Filed as an Exhibit.

A copy of the material to be sent to shareholders announcing the shareholders meeting in which the proposal for a reverse split will be presented for a vote is filed as an Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)                                          (Signature)

September 25, 2002                              /s/LEE SISNEY
_________________________________               ______________________________
                                                Lee Sisney, President